M.H. LeBlang, Inc. dba MHL Investments
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2021

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SEC FILE NUMBER
8-12730

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M.H.LeBLANG INC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6900 S. 900E., Suite 200
(No. and Street)

Midvale	Utah	84047
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monica Akbar	801-545-8706	Monica@Mhlinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROY JONES, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M.H.LeBLANG INC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CASSANDRA JOHNSON
Notary Public - State of Utah
Comm. No. 707032
My Commission Expires on
Jul 2, 2023

[signature] 3-24-2022

Notary Public COUNTY OF SALT LAKE STATE OF UT COMMISSION EXP JULY 2, 2023

Signature: [signature] 3-24-2022

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of M.H. LeBlang, Inc. dba MHL Investments:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M.H. LeBlang, Inc. dba MHL Investments (the "Company") as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 21, 2022

M.H. LeBlang, Inc. dba MHL Investments
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	496,054
Accounts receivable		213,387
Prepaid expenses and other assets		37,910
Total assets	$	747,351
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	356,566
Income taxes payable		30,669
Total liabilities		387,235
Stockholders' Equity:		
Capital stock, no par value, authorized - 200 shares, issued and outstanding - 200 shares		5,000
Additional paid-in capital		52,500
Retained earnings		302,616
Total stockholders' equity		360,116
Total liabilities and stockholders' equity	$	747,351

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc. dba MHL Investments

Statement of Income

For the Year Ended December 31, 2021

Revenues		
Variable annuities	$	366,416
Private placements		3,043,829
Non-securities insurance		109,317
Mutual funds		39,676
Other income		34,441
Total revenues		3,593,679
Expenses		
Compensation and benefits		3,095,437
Professional fees		55,910
Occupancy		54,169
Communications and technology		68,966
Regulatory		32,648
Other		89,348
Total expenses		3,396,478
Net income before provision for income taxes		197,201
Provision for income taxes		51,173
Net Income	$	146,028

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc. dba MHL Investments

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances at December 31, 2020	$ 5,000	$ 52,500	$ 156,588	$ 214,088
Distributions to Stockholders	-	-	-	-
Net income (loss)	-	-	146,028	146,028
Balances at December 31, 2021	$ 5,000	$ 52,500	$ 302,616	$ 360,116

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc. dba MHL Investments

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	146,028
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
(Increase) decrease in:		
Accounts receivable		(61,532)
Prepaid expenses		(13,802)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		199,221
Income taxes payable		(14,099)
Net cash provided by (used in) operating activities		255,816
Cash flows provided from investing activities:		-
Cash Flows provided by investing activities		-
Repayment of note payable		(150,000)
Net cash provided by (used in) financing activities		(150,000)
Net increase (decrease) in cash		105,816
Cash at December 31, 2020		390,238
Cash at December 31, 2021	$	496,054
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	3,714
Income taxes	$	63,641

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc. dba MHL Investments
Notes to Financial Statements
December 31, 2021

I. OPERATIONS AND ORGANIZATION

M. H. LeBlang, Inc. dba MHL Investments ("Company") is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from SEC rule 15c3-3.

The Company operates as a retailer of Variable annuities, Private placements, Insurance products and Mutual funds shares. The Company was incorporated in 1966 in the State of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are reported at net realizable value. At December 31, 2021, no allowance for doubtful accounts was deemed necessary.

Revenue Recognition

The Company recognizes commission revenue from the sale of Variable annuities and Insurance products on the sale date, and from the sale of Mutual funds shares on the trade date. At these points, the revenue amount is fixed or determinable; collection is relatively assured; and the Company has completed its performance obligations.

The Company recognizes commission revenue from Private placements of real estate and other limited partnership interests as of the underlying transaction date; when a written agreement has been accepted by both parties, payment in full has been received; and the Company has completed its performance obligations.

The Company also earns minor annual trailing commissions and is responsible for ongoing client relations duties, which are recorded in those periods as the services are performed.

Income Taxes

The Company classifies income tax assessments, if any, for interest expense and for penalties in other expenses included in the Statement of Income. Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements at December 31, 2021. The federal and state income tax returns of the Company for 2020, 2019 and 2018 are subject to examination by the Internal Revenue Service (IRS), generally for three years after they are filed. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2021, the IRS has not proposed any adjustment to the Company position.

M.H. LeBlang, Inc. dba MHL Investments
Notes to Financial Statements
December 31, 2021

I. OPERATIONS AND ORGANIZATION

M. H. LeBlang, Inc. dba MHL Investments ("Company") is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from SEC rule 15c3-3.

The Company operates as a retailer of Variable annuities, Private placements, Insurance products and Mutual funds shares. The Company was incorporated in 1966 in the State of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are reported at net realizable value. At December 31, 2021, no allowance for doubtful accounts was deemed necessary.

Revenue Recognition

The Company recognizes commission revenue from the sale of Variable annuities and Insurance products on the sale date, and from the sale of Mutual funds shares on the trade date. At these points, the revenue amount is fixed or determinable; collection is relatively assured; and the Company has completed its performance obligations.

The Company recognizes commission revenue from Private placements of real estate and other limited partnership interests as of the underlying transaction date; when a written agreement has been accepted by both parties, payment in full has been received; and the Company has completed its performance obligations.

The Company also earns minor annual trailing commissions and is responsible for ongoing client relations duties, which are recorded in those periods as the services are performed.

Income Taxes

The Company classifies income tax assessments, if any, for interest expense and for penalties in other expenses included in the Statement of Income. Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements at December 31, 2021. The federal and state income tax returns of the Company for 2020, 2019 and 2018 are subject to examination by the Internal Revenue Service (IRS), generally for three years after they are filed. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2021, the IRS has not proposed any adjustment to the Company position.

Leases

The Company shares its office space with its affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

3. LOAN PAYABLE

On May 22, 2020 the Company received a $150,000 EIDL loan from the SBA. The term of the loan was for 30 years at an interest rate of 3.75% per annum. Payments were to begin on the first year anniversary at $731.00 month. At December 31, 2020, interest was accrued in the amount of $3,436. On January 19, 2021, the Company paid off the loan in the amount of $153,714 including interest.

4. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate under which expenses are allocated and charged on a monthly basis. The agreement includes, but is not limited to, rent, telephone and office expenses. For the year ended December 31, 2021, the Company had paid expenses totaling $64,746 to the affiliate.

5. INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$41,412	$9,761	$51,173
Deferred	-	-	-
Total	$41,412	$9,761	$51,173

Deferred taxes are accounted for according to current standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carry-forwards. There were no material deferred tax items as of December 31, 2021.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $221,111 which was $195,295 in excess of its required net capital of $25,816; and the Company's ratio of aggregate indebtedness to net capital was 1.75 to 1, which was less than the 15 to 1 maximum allowed.

M.H. LeBlang, Inc. dba MHL Investments
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2021 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	360,116
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		101,095
Prepaid expenses		37,910
Total non-allowable assets		139,005
Net Capital	$	221,111
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Ratio of aggregate indebtedness to net capital		1.75 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital (6.67% of $387,235)	$	25,816
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above)	$	25,816
Excess Net Capital	$	195,295

There were no differences between the net capital computation shown here and the net capital computation reported on the Company's most recently filed unaudited Part IIA of Form X-17A-5 as of December 31, 2021.

See Report of Registered Independent Public Accounting Firm

M.H. LeBlang, Inc. dba MHL Investments

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3 **Schedule II**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R 250.15c3-3 because the Company limits its business activities exclusively to (1) private placements of securities, not including EB-5 anc Oil & Gas (2) advising for Mergers and Acquisitions, and (3) operating an Alternative Trading System that allov accredited investors and qualified institutional buyers, via their broker-dealer intermediaries, to buy and sell, as restricted users of the platform, privately held SPV's created by the Parent company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

M.H. LeBlang, Inc. dba MHL Investments
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of M.H. LeBlang, Inc. dba MHL Investments:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M.H. LeBlang, Inc. dba MHL Investments does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) M.H. LeBlang, Inc. dba MHL Investments other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules because its business activities include Variable annuities, Private placements, Insurance products and Mutual funds shares. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). M.H. LeBlang, Inc. dba MHL Investments did not identify any exceptions to this assertion throughout the year ended December 31, 2021. M.H. LeBlang, Inc. dba MHL Investments management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M.H. LeBlang, Inc. dba MHL Investments compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 21, 2022

MHL
EST. 1953

M. H. LeBlang, Inc. dba MHL Investments Exemption Report

We, as members of management of M. H. LeBlang, Inc. ("the Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k)(the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1) We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 release.
2) The Company conducted business activities involving variable annuities, mutual funds, life insurance and private and public investments services to customers throughout the year ended December 31, 2021 without exception.
3) The Company met the identified conditions for such reliance throughout the year ended to December 31, 2021 without exception.

M. H. LeBlang, Inc.

By:

Roy Jones, CEO

Everspire Plaza
6900 South 900 East, Suite 200
Midvale, Utah 84047
801.545.8736
hello@mhlinvestments.com

M

M.H. LeBlang, Inc. dba MHL Investments
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholders of M.H. LeBlang, Inc. dba MHL Investments:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by M.H. LeBlang, Inc. dba MHL Investments and the SIPC, solely to assist you and SIPC in evaluating M.H. LeBlang, Inc. dba MHL Investments' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. M.H. LeBlang, Inc. dba MHL Investments' management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on M.H. LeBlang, Inc. dba MHL Investments' compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of M.H. LeBlang, Inc. dba MHL Investments and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.
Northridge, California
March 21, 2022

M.H. LeBlang, Inc. dba MHL Investments
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2021

		Amount
Total assessment	$	5,391
SIPC-6 general assessment Payment made on August 1, 2021		(1,545)
SIPC-7 general assessment Payment made on February 22, 2022		(3,846)
Total assessment balance (overpayment carried forward)	$	-